CONFORMED COPY

                                                              Page 1 of 18

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K

             (Mark One)

             (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended                  December 31, 2001
                               --------------------------------------------

                                          OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                     to
                               -------------------    ---------------------

Commission File Number                             1-3437-2
                       ----------------------------------------------------

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SAVINGS PLAN FOR EMPLOYEES OF AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES

B: Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                  AMERICAN WATER WORKS COMPANY, INC.
                  1025 LAUREL OAK ROAD
                  VOORHEES, NEW JERSEY    08043











                                                                  Form 11-K
                                                                     Page 2
                                    INDEX



Signature                                                           3

Report of Independent Accountants                                   6

Audited Plan Financial Statements and Schedules
  Prepared in Accordance With The Financial Reporting
  Requirements of ERISA                                             7 to 17

Exhibit Index                                                       18




































                                                                  Form 11-K
                                                                     Page 3

SIGNATURE
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    AMERICAN WATER WORKS COMPANY, INC.
                                    AND ITS DESIGNATED SUBSIDIARIES






Date June 27, 2002                   \s\ Robert D. Sievers
------------------                   --------------------------------------
                                     Robert D. Sievers
                                     Member, Retirement Plan Committee


























                                                                  Form 11-K
                                                                     Page 4


                         SAVINGS PLAN FOR EMPLOYEES OF

                      AMERICAN WATER WORKS COMPANY, INC.

                       AND ITS DESIGNATED SUBSIDIARIES

                             Financial Statements

                                      And

                           Supplemental Schedules

                         December 31, 2001 and 2000



































                                                                  Form 11-K
                                                                     Page 5

                          SAVINGS PLAN FOR EMPLOYEES OF

                        AMERICAN WATER WORKS COMPANY, INC.

                         AND ITS DESIGNATED SUBSIDIARIES


                       Index to the Financial Statements and
                              Supplemental Schedules

                                                                      PAGE

  Report of Independent Accountants                                      1

  Statement of Net Assets Available for Benefits as
    of December 31, 2001 and 2000                                        2

  Statement of Changes in Net Assets Available for
    Benefits for the Years Ended December 31, 2001 and 2000              3

  Notes to Financial Statements                                        4-9

  Supplemental Schedules:*

    Schedule of Assets (Held at End of Year)                    Schedule I

    Schedule of Reportable Transactions for the Year
      Ended December 31, 2001                                   Schedule II

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

















                                                               Form 11-K
                                                                  Page 6

                        Report Of Independent Accountants

  To the Participants and Administrator
  of the Savings Plan for Employees of
  American Water Works Company, Inc.
  and Its Designated Subsidiaries

        In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 14, 2002




                                                                  Form 11-K
                                                                     Page 7
                  SAVINGS PLAN FOR EMPLOYEES OF

                AMERICAN WATER WORKS COMPANY, INC.

                 AND ITS DESIGNATED SUBSIDIARIES

           Statement of Net Assets Available for Benefits

                                           December 31,
                                   -----------------------------
                                       2001             2000
                                   ------------     ------------

Assets

Investments (See Note 3)           $134,730,781     $100,685,352

Receivables:
  Employer's contribution               285,478          272,390
  Participants' contributions         1,058,847        1,106,424
  Accrued interest and dividends         15,570           11,226
                                   ------------     ------------

Net assets available for benefits  $136,090,676     $102,075,392
                                   ============     ============



The accompanying notes are an integral part of these financial statements.


                                                                   Form 11-K
                                                                      Page 8

                  SAVINGS PLAN FOR EMPLOYEES OF

               AMERICAN WATER WORKS COMPANY, INC.

               AND ITS DESIGNATED SUBSIDIARIES

    Statement of Changes in Net Assets Available for Benefits

                                                   December 31,
                                            ---------------------------
                                                 2001          2000
                                            ------------   ------------
Additions to net assets attributed to:
   Investment income:
    Interest and dividends                  $  2,910,669    $  2,937,004
    Net appreciation in fair
    value of investments (See Note 3)         12,242,528       5,382,495
   Net asset transfers in (See Note 11)        6,885,016       1,903,611
                                            ------------     -----------
                                             $22,038,213     $10,223,110
                                            ------------     -----------
  Contributions:
   Employer's                                  3,410,856       2,958,055
   Participants'                              13,269,495      12,718,976
                                            ------------     -----------
                                              16,680,351      15,677,031
                                            ------------     -----------
Total additions                               38,718,564      25,900,141
                                            ------------     -----------
Deductions from net assets attributed to:
  Benefits paid to participants                4,703,280       4,668,459
                                            ------------     -----------

Total deductions                               4,703,280       4,668,459
                                            ------------     -----------

Net increase                                  34,015,284      21,231,682

Net assets at beginning of year              102,075,392      80,843,710
                                            ------------    ------------

Net assets at end of year                   $136,090,676    $102,075,392
                                            ============    ============

The accompanying notes are an integral part of these financial statements.




                                                                  Form 11-K
                                                                     Page 9
                         SAVINGS PLAN FOR EMPLOYEES OF

                       AMERICAN WATER WORKS COMPANY, INC.

                        AND ITS DESIGNATED SUBSIDIARIES

                         Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN
----------------------------

  The following description of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

  The Plan is a defined contribution 401(k) savings plan covering most full and part-time employees of American Water Works Company, Inc. and its designated subsidiary companies (the "Company"). Eligible participants who are not included in a bargaining unit may enroll as soon as administratively possible. Effective July 1, 2001, eligible participants who are included in a bargaining unit may enroll as soon as administratively possible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

  During 2000 and through June 30, 2001, participants could contribute 15% of their annual compensation. The Company matched 50% of the first 4% of these contributions. Effective July 1, 2001, the maximum contribution rate was increased to 20%, and the Company began matching 50% of the first 5% of participant contributions. All Company matching contributions are invested in American Water Works Company, Inc. common stock. Contributions are subject to certain limitations.

Participant Accounts

  With the exception of the Company's contributions to the Plan, each participant may elect to have their contributions invested in any of the investment options offered by the Plan in multiples of 1%. The Plan provides for a diversification option that permits participants at age 50 to move assets attributable to Company matching contributions to any of the Plan's investment options. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan. Benefits to which a participant is entitled are the benefits that can be provided from the participant's vested account.





                                                                  Form 11-K
                                                                    Page 10

Vesting

   Prior to July 1, 2001, the Plan allowed for immediate 100% vesting of participant and Company contributions and earnings thereon, of all participants who are not included in a bargaining unit. Effective July 1, 2001, the Plan allows for immediate 100% vesting of the account balances of all participants who are included in a bargaining unit.

Payment of Benefits

   Participants may, upon attaining 591/2 years of age, elect to withdraw all or a portion of the value of their account. Upon termination of service for any reason, participants may elect to withdraw the value of their account, roll that account value over into a qualified plan or individual retirement account or defer this distribution until age 65. In all cases, unless earlier withdrawn, participants will receive the balance in their account upon the earlier of attaining age 65 if not then working for the Company, retirement after reaching age 65, death or total disability. Participants hired before July 1, 1999 may elect to receive a lump sum amount equal to the value of their account, an annuity, or a combination of both. Participants hired (or employed via a future acquisition and not covered by a prorated optional form of benefit) on or after July 1, 1999 may only receive a lump sum distribution. The Plan permits withdrawals on after-tax and rollover contributions at any time without restrictions.

Forfeitures

	Upon termination of employment, any unvested portion of an employee's account shall be placed in a suspense account for a period of five years, at which time amounts held in suspense are forfeited. Forfeitures are used to reduce employer contributions. Amounts held in suspense for the year ended December 31, 2001 were $5,624.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis and Presentation
----------------------

   The Plan's financial statements are presented on the accrual basis of accounting.


Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires

                                                                  Form 11-K
                                                                    Page 11

management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Valuation of Investments
------------------------

   Plan investments are stated at fair value. The Company stock is valued at its quoted market price on the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Collective income funds are valued by the fund sponsor based on quoted market prices of the underlying investments.

   Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
-------------

   Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

Payment of Benefits
-------------------

   Participants' benefits are recognized in the Plan financial statements when paid.

NOTE 3 - INVESTMENTS
--------------------

   The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                                  Form 11-K
                                                                    Page 12

                                                      December 31,
                                                -------------------------
                                                    2001         2000
                                                ------------ ------------
  Registered investment companies:
      PIMCO Total Return Fund, 1,044,650 and
        723,016 shares, respectively            $10,927,036   $ 7,512,135

  Collective income funds:
      Merrill Lynch Equity Index Trust, 430,963
        and 358,520 shares, respectively         34,735,623    32,901,349
      Merrill Lynch Retirement Preservation
        Trust, 9,926,533 and 7,617,869 shares,
        respectively                              9,926,533     7,617,869

  Common stock:
      American Water Works Company, Inc.
        (Nonparticipant-directed), 1,583,801 and
        1,393,217 shares, respectively           66,123,703    40,925,756



   During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value as follows:

                                                       Year Ended
                                                       December 31,
                                               --------------------------
                                                   2001           2000
                                               -----------     ----------


 Registered investment companies               $(2,574,158)    $(2,074,633)
 Collective income funds                        (3,738,745)     (3,380,179)
 Common stock                                   18,555,431      10,837,307
                                               -----------     -----------
Net appreciation in fair value                 $12,242,528     $ 5,382,495
                                               ===========     ===========




                                                                 Form 11-K
                                                                   Page 13

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS
--------------------------------------------

  Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                December 31,
                                          ----------------------------
                                             2001            2000
                                          ------------    ------------
 Net Assets:

Investment in American Water Works
 Company, Inc. common stock               $ 66,123,703    $ 40,925,756
Employer's contribution receivable             285,478         272,390
Participants' contributions receivable         275,922         224,060
                                          ------------    ------------
Net assets available for benefits         $ 66,685,103    $ 41,422,206
                                          ============    ============
Changes in Net Assets:

Dividend income                           $  1,453,172    $  1,221,297
Net appreciation in fair value of
  investments                               18,555,431      10,837,307
Employer contributions                       3,410,856       2,958,055
Participants' contributions                  3,000,092       2,546,969
Loan repayments from participants              343,854         249,662
                                          ------------    ------------
Total additions                             26,763,405      17,813,290
                                          ------------    ------------

Benefit payments to participants             1,934,013       1,780,369
Loans to participants                          529,685         441,856
                                          ------------    ------------
Total deductions                             2,463,698       2,222,225

Interfund transfers                            963,190        (464,510)
                                          ------------    ------------
Net increase                                25,262,897      15,126,555

Net assets at beginning of year             41,422,206      26,295,651
                                          ------------    ------------
Net assets at end of year                 $ 66,685,103    $ 41,422,206
                                          ============    ============



                                                                  Form 11-K
                                                                    Page 14

NOTE 5 - PARTICIPANT LOANS
-----------------------------

   Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their contributions to the Plan including earnings thereon. Loans are generally for a period not to exceed five years, payable in equal monthly installments, secured by the balance in the participant's account, and bear interest at a rate of prime plus 1%. Interest rates on loans outstanding ranged from 6% to 10.5% and 8.25% to 10.75% for the years ended December 31, 2001 and 2000, respectively. The maximum personal residence loan term is fifteen years for new loans, and prepayment of loans is permitted. Principal and interest is paid ratably through payroll deductions.

NOTE 6 - HARDSHIP WITHDRAWALS
-----------------------------

   Participants may withdraw all or part of their pre-tax contributions
(excluding earnings) only under certain hardship conditions.   A hardship
withdrawal can only be requested after withdrawal of all rollover contributions and any loans available under the Plan have been obtained. Hardship withdrawals cannot be returned to the Plan and contributions cannot be made to the Plan for 12 months after a hardship withdrawal has been made.

   The Plan permits withdrawals on after-tax and rollover contributions at any time without restrictions.

NOTE 7 - ADMINISTRATIVE EXPENSES
--------------------------------

   Although it has no obligation to do so, the Company paid substantially all administrative expenses of the Plan.

NOTE 8 - PLAN TERMINATION
-------------------------
 Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 9 - FEDERAL INCOME TAX STATUS
----------------------------------

   The Internal Revenue Service has determined and informed the Company by a letter dated March 14, 2002, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and are, therefore, not subject to tax under present income tax law. The Plan has

                                                                 Form 11-K
                                                                    Page 15

been amended since receipt of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. In addition, management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 10 - RELATED PARTY TRANSACTIONS
------------------------------------

Certain Plan investments are shares of mutual funds and units of collective income funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan is interpreted and administered by a Retirement Plan Committee comprised of five members of management of American Water Works Company.

NOTE 11 - NET ASSET TRANSFERS IN
---------------------------------

   On September 29, 2000, net assets of $1,903,611 from the Continental Water Company Group Employee Savings Plan for Northwest Indiana Water Company and Northern Illinois Water Company merged with and into the Plan.

  On October 1, 2001, net assets of $6,885,016 from the Continental Water Company Group Employee Savings Plan for Long Island Water Company and St. Louis County Water Company Employee Savings Plan merged with and into the Plan.



                                                                  Form 11-K
                                                                    Page 16




                               Schedule I
                        	SAVINGS PLAN FOR EMPLOYEES OF
	AMERICAN WATER WORKS COMPANY, INC.
	AND ITS DESIGNATED SUBSIDIARIES

Schedule of Assets
(Held at End of Year)

	December 31, 2001
 -----------------------------------------------------------------------------

                                                                    Current
  Shares/Units            Issue                         Cost         Value
------------          --------                      ------------   ------------
     N/A      Cash and cash equivalents             $     32,417   $    32,417

              Registered investment companies:
   1,044,650    PIMCO Total Return Fund               10,714,958    10,927,036
     157,363    Franklin Small Cap Growth Fund-Class A 5,361,827     4,905,039
      78,459    Van Kampen Emerging Growth Fund        5,510,027     3,320,391
     172,821    Merrill Lynch International
                  Index Fund*                          1,922,577     1,489,716

              Collective income funds:

   430,963      Merrill Lynch Equity Index Trust*     38,079,607    34,735,623
 9,926,533      Merrill Lynch Retirement Preservation
                  Trust*                               9,926,533     9,926,533


              Common Stock:

 1,583,801      American Water Works Company, Inc.*   39,091,502    66,123,703

Interest Rate
-------------

  6% to 10.5%   Participants' loans receivable                 -     3,270,323
                                                    ------------  ------------
                                                    $110,639,448  $134,730,781
                                                    ============  ============

  *Represents "party-in-interest" for the purposes of Form 5500.


                                                                  Form 11-K
                                                                    Page 17
                               Schedule II
                       SAVINGS PLAN FOR EMPLOYEES OF
                     AMERICAN WATER WORKS COMPANY, INC.
                      AND ITS DESIGNATED SUBSIDIARIES

                    Schedule of Reportable Transactions

                   For the Year Ended December 31, 2001

   (Individual or series of transactions in one issue aggregating 5%
         or more of the value of Plan assets as of January 1, 2001)*
---------------------------------------------------------------------------


Identity                   Number                                             Current Value
of Party                     of            Purchase      Sales     Cost of    on Transaction      Net
Involved     Description    Transactions   Price      Proceeds     Assets        Date          Gain/(Loss)
--------   ---------------  ------------  ----------  ----------  ----------  --------------   ----------


American   American Water   144           $11,561,578     -          -        $11,561,578          -
Water      Works Company,
Works      Inc.
Company,   Common Stock     283                -     $8,287,675   $8,021,411    8,287,675      $266,264
Inc.


*Other investment fund transactions are participant-directed, and therefore do not need to be considered for purposes of preparing this supplemental schedule.



                                                                  Form 11-K
                                                                    Page 18

                                   EXHIBIT INDEX


Exhibit
Number                            Description
-------                  ----------------------------------

  23                     Consent of Independent Accountants




 Exhibit 23            Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-52309) of American Water Works Company, Inc. of our report dated June 14, 2002 relating to the financial statements of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries, which appears in this Form 11-K.


PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 27, 2002